SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

THIRD QUARTER 2009 CONSOLIDATED RESULTS

November 05, 2009 – VIVO Participações S.A. announces today its consolidated results for the third quarter 2009 (3Q09) and for year 2009. The Company’s operating and financial information is presented in Brazilian Reais in accordance with Brazilian Corporate Law, and the comparable figures refer to the third quarter (3Q08), except as otherwise mentioned.

Vivo has continued to make every effort to be the best option among all the mobile telephone operators in Brazil, thus enabling people to connect themselves each time more, at any time, in any place, offering the best service plans, nationwide coverage and the best and largest 3G coverage in Brazil. With sustainable results, as those recorded in the quarter, Vivo managed to reaffirm its market leader position.

Price as of
11/04/2009

Per share
ON - VIVO3 - R$ 44.99
PN - VIVO4 -  R$ 46.20
ADR – VIV – US$ 26.83

Capital Stock
09/30/2009

Free Float- ON Shares      11,1%
Free Float- PN Shares       55,5%
Free Float- Total              40,3%
Treasury shares                 0,3%
Controlling Group             59,4%
Total ON Shares     137.269.188
Total PN Shares     263.444.639

Stock Performance
In 3Q09

Market Cap R$  17.6  billion as of 09/30/2009

HIGHLIGHTS

  Net profit of R$ 340.0 million in the quarter, 153.9% higher than the figure recorded for 3Q08. R$635.9 million year-to-date, 72.7% higher than the amount recorded in the same period of the previous year;
  Net Service Revenue of R$3,788.7 million, an increase of 4.0% over 3Q08;
  Sustained growth in data and VAS revenue, which increased 40.1% and 11.7% in the comparison with 3Q08 and 2Q09, respectively, representing 13.5% of the net service revenue, with highlight to the 76% growth in Mobile Internet revenues;
  EBITDA margin in the quarter of 34.4%, a growth of 1.9 percentile points over 3Q08, and 4.0 percentile points over 2Q09. EBITDA reached R$ 1,404.3 million in the quarter, a growth of 6.0% in comparison with 3Q08;
  The provision for doubtful accounts recorded R$ 30.2 million in the quarter, representing 0.5% of the gross revenue, a reduction of 57.9% in relation to 3Q08;
  In 3Q09, Vivo managed to attract 2,028 thousand new customers, representing 31.2% in share of net additions. When compared to 3Q08 growth in net additions was of 10.1%.
  In September, Vivo’s customer base reached 48,847 thousand customers, increasing its general market share to 29.4% and post-paid market share to 31.4%, reaffirming its leadership in the domestic market;
  The customer base grew 15.5% in the quarter when compared to the same period of last year;
  In September 2009, the 3G WCDMA network, launched in October 2008, already served 561 municipalities, reaching 60% of the population;
  The access to 3G data plans, through smartphones and data cards, grew 181% in the comparison with 3Q08;
  The GSM/WCDMA operation recorded more than 39.4 million accesses, representing 80.7% of the total customer base. According to Anatel’s data, Vivo’s Market Share in 3G terminals is approximately 60%;
  SAC (subscriber acquisition cost) of R$ 77 in the quarter, a reduction of 7.2% in relation to 2Q09 and stable in relation to 3Q08;
  Operating cash generation before investment and financing activities, obtained from the “Indirect Cash Flow” totals R$1,171.2 million in the quarter. After the investment activities it recorded a cash generation of R$ 620.3 million;
  The net debt recorded a reduction of 10.3% in the quarter, totaling R$4,207.0 million, resulting in a Net Debt/EBITDA rate of 0.81.

Basis for presentation of results
Figures disclosed are subject to differences, due to rounding-up procedures. Information for 2008 was prepared in consolidation with the results of Telemig Celular Participações, except for 1Q08 (prepared on a combined basis), thus allowing comparison with the year-to-date results for 2009, in which Telemig data is already consolidated and, whenever applicable, re-classified. Worthy of mention that year-to-date figures for 2008 are positively impacted by the R$240 million of ICMS tax reversal in Telemig.

Due to the effects of the adjustments provided for in Laws no. 11.638/07 and no. 11.941/09, some figures stated for the 2008 year-to-date, such as: Depreciation of the mercantile-financial lease of information technology equipment, pursuant to the CPC 06 standards; Financial revenue (expenses) arising out of adjustments to fair value of derivatives and loans transactions, when applicable, pursuant to the CPC 14 standards; Financial expenses arising out of adjustment to present value of the ICMS (CIAP) tax on acquisitions of fixed assets, using the Long Term Interest Rate (“TJLP”) and Income tax (25%) and social contribution on net income (9%), applied to all the above referred adjustments, were reclassified for purpose of comparison between periods.

HIGHLIGHTS
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accumulated
R$ million	3 Q 09	2 Q 09	Δ%	3 Q 08	Δ%	2009	2008	Δ%

Net operating revenue	4,087.5	3,935.7	3.9%	4,078.2	0.2%	12,043.3	11,550.8	4.3%
Net service revenues	3,788.7	3,630.0	4.4%	3,644.0	4.0%	11,088.4	10,381.2	6.8%
Net handset revenues	298.8	305.7	-2.3%	434.2	-31.2%	954.9	1,169.6	-18.4%
Total operating costs	(2,683.2)	(2,737.9)	-2.0%	(2,753.9)	-2.6%	(8,237.3)	(8,079.6)	2.0%
EBITDA	1,404.3	1,197.8	17.2%	1,324.3	6.0%	3,806.0	3,471.2	9.6%
EBITDA Margin (%)	34.4%	30.4%	4.0 p.p.	32.5%	1.9 p.p.	31.6%	30.1%	1.5 p.p.
Depreciation and amortization	(797.1)	(821.9)	-3.0%	(766.9)	3.9%	(2,423.9)	(2,224.7)	9.0%
EBIT	607.2	375.9	61.5%	557.4	8.9%	1,382.1	1,246.5	10.9%
Net income	340.0	172.4	97.2%	133.9	153.9%	635.9	368.2	72.7%

Capex	548.7	606.8	-9.6%	868.4	-36.8%	1,696.8	2,695.8	-37.1%
Capex over net revenues	13.4%	15.4%	-2.0 p.p.	21.3%	-7.9 p.p.	14.1%	23.3%	-9.2 p.p.

Accesses (thousand)	48,847	46,819	4.3%	42,277	15.5%	48,847	42,277	15.5%
Net additions (thousand)	2,028	1,178	72.2%	1,842	10.1%	3,902	4,892	-20.2%

                                      Investments (CAPEX)

Investments in the GSM and WCDMA networks.

CAPEX in 3Q09 represents 13.4% of the net revenue. The expenditures continued to be intended for ensuring: increase in the coverage of the 2nd and 3rd generation networks, increase of capacity in regions where demand exists, especially the Northeast region, and achievement of goals set forth by Anatel, in addition to investments for increasing systems capacity, both in hardware and software and in the development of the own stores network. The year-to-date CAPEX amounted R$ 1,696.8 million, lower than the amount recorded in the same period of previous year, due to investment in the licenses.

CAPEX - VIVO
				Consolidated	Combined
	Consolidated	Consolidated	Consolidated	Accum
R$ million	3 Q 09	2 Q 09	3 Q 08	2009	2008

Network	332.7	406.4	620.6	1,115.0	1,010.3
Technology / Information System	105.3	73.1	96.0	232.1	182.8
Adjust of Licenses to Present Value (Inst CVM 469/08)	0.0	0.0	0.0	0.0	1,122.9
Products and Services, Channels, Administrative and others	110.7	127.3	151.8	349.7	379.8
Total	548.7	606.8	868.4	1,696.8	2,695.8

% Net Revenues	13.4%	15.4%	21.3%	14.1%	23.3%

CONSOLIDATED/COMBINATED STATEMENTS OF CASH FLOWS
(In millions of Brazilian reais)	3Q09	2Q09	3Q08	2009	2008
Net cash provided by operating activities	1,171.2	1,616.0	1,557.3	3,406.7	4,013.2
Net cash provided by investing activities	(550.9)	(605.2)	(1,773.5)	(1,696.9)	(5,362.1)
Cash flows after investing activities	620.3	1,010.8	(216.2)	1,709.8	(1,348.9)
Net cash from (used in) financing activities	(1,471.7)	(1,039.3)	(410.1)	(3,035.3)	341.0
Cash flows after financing activities	(851.4)	(28.5)	(626.3)	(1,325.5)	(1,007.9)
Cash and Equivalents at the beginning	1,708.8	1,737.3	2,540.0	2,182.9	2,921.6
Cash and Equivalents at the end	857.4	1,708.8	1,913.7	857.4	1,913.7

Cash generation of R$ 620 million, after the investment activities

In 3Q09 the Company generated R$1,171.2 million of operating cash, part of which was used for payments arising out of investments effected (R$ 550.9 million). The cash balance remaining after the investment activities (R$620.3 million) together with the available cash was used to pay debts and the related hedge. In this quarter, due to the settlement of debts (R$1,471.7 million), high disbursement was recorded in the financing activities. One of such disbursements was the prepayment of 88.8% of the 3G licenses, causing the consumption of the cash balance after the investment activities and of R$851.4 million from the available cash.

In the comparison with 2Q09, a reduction of R$444.8 million was recorded in cash generated from operating activities. This reduction is due to increased expenses with suppliers, additional inventory of handsets due to the change in the portfolio profile, occasioned by the campaigns relating to the high premium (smartphones) segment, and the increase in accounts receivable, due to the sales increase. Such reduction was partially offset by the investment activities, causing the Cash Flow After Investment Activities to decrease by R$390.5 million.

In the comparison with 3Q08, an increase of R$836.5 million was recorded in the cash flow after investment activities. This is basically due to the disbursement, in 3Q08, for the voluntary IPO referring to the acquisition of Telemig Participações S.A. As for the financing activities, there was more disbursement in 3Q09 (R$1,061.6 million) than in 3Q08, due to the amortizations occurred in the period, especially the prepayment of the 3G licenses, as already mentioned.

The figures mentioned here are part of the “Statement of Indirect Cash Flow” presented on page 17.

CONSOLIDATED OPERATING PERFORMANCE - VIVO
						Accumulated
	3 Q 09	2 Q 09	Δ%	3 Q 08	Δ%	2009	2008	Δ%

Total number of accesses (thousand)	48,847	46,819	4.3%	42,277	15.5%	48,847	42,277	15.5%
Contract	9,267	9,044	2.5%	8,115	14.2%	9,267	8,115	14.2%
Prepaid	39,580	37,775	4.8%	34,162	15.9%	39,580	34,162	15.9%
Market Share (*)	29.4%	29.3%	0.1 p.p.	30.0%	-0.6 p.p.	29.4%	30.0%	-0.6 p.p.
Net additions (thousand)	2,028	1,178	72.2%	1,842	10.1%	3,902	4,892	-20.2%
Market Share of net additions (*)	31.2%	19.8%	11.4 p.p.	24.2%	7.0 p.p.	25.2%	20.9%	4.3 p.p.
Market penetration	86.8%	83.6%	3.2 p.p.	73.1%	13.7 p.p.	86.8%	73.1%	13.7 p.p.

SAC (R$)	77	83	-7.2%	76	1.3%	86	83	3.6%

Monthly Churn	2.5%	2.7%	-0.2 p.p.	2.6%	-0.1 p.p.	2.5%	2.7%	-0.2 p.p.
ARPU (in R$/month)	26.4	26.3	0.4%	29.4	-10.2%	26.5	29.2	-9.2%
ARPU Inbound	11.0	10.9	0.9%	13.0	-15.4%	11.1	12.9	-14.0%
ARPU Outgoing	15.4	15.4	0.0%	16.4	-6.1%	15.4	16.3	-5.5%
Total MOU (minutes)	89	80	11.3%	89	0.0%	82	87	-5.7%
MOU Inbound	28	27	3.7%	32	-12.5%	28	32	-12.5%
MOU Outgoing	61	53	15.1%	57	7.0%	54	55	-1.8%

Employees (**)	10,561	8,250	28.0%	8,286	27.5%	10,561	8,286	27.5%

(*) source: Anatel

                                  OPERATING HIGHLIGHTS

Quality and differentiated offers contributed to increased stability in the customer base.
  Vivo’s customer base at the end of 3Q09 recorded 48,847 thousand customers, of which more than 39.4 million in GSM/WCDMA technology. Differentiated offers and solutions, campaigns and actions towards valuing the customer base, quality leadership and the portfolio of plans and handsets contributed to such growth, keeping Vivo in a leadership position, increasing its general market share to 29.4% and its post-paid segment market share to 31.4% at the end of the quarter. In Minas Gerais, Vivo recovered the leadership position in terms of customers.

  Net additions in 3Q09 totaled 2,028 thousand new customers, with a share of net additions of 31.2%, being the leader in number of acquisition. Activations in GSM and WCDMA technology represented 96.6% of total activations.

  Worthy of mention is the performance of the data segment with more than 9.1 million unique users of Internet, including WAP users, and use of mobile internet through smartphones and datacards, reflecting the company’s strategy to seek leadership in this segment.

  Excellence in service rendering and larger coverage both in 2G and 3G networks, allowing Vivo to achieve a better competitive position.

SAC stable YOY of R$77.
  SAC of R$ 77 in 3Q09 increased by 1.3% in relation to 3Q08. In the comparison with 2Q09, SAC is 7.2% lower, reflecting our sustained rationality in the acquisition of clients.  The growth in sales of SIM CARDS with GSM technology contributed to the above referred decrease.

Churn of 2.5% in the quarter, lower than in 3Q08. ARPU grew 0,4% in 3Q09 in relation to the previous quarter.
  Churn of 2.5% in the quarter, with a reduction of 0.1 percentile point in relation to 3Q08, and of 0.2 percentile point in relation to 2Q09, remains relatively stable, reflecting Vivo’s success in its efforts to retain customers. Vivo has managed to keep this indicator under control thanks to segmented actions.

  Vivo has strengthened its efforts for ensuring loyalty and retention of its customer base, seeking to minimize possible impacts arising out of the highly competitive scenario. The Reward Program has continued to be strongly used in the exchange of handsets and in the shielding of the customer base, being consolidated as the main relationship tool as regards post-paid customers. Additionally, communication actions have been developed for generating identification and proximity to the pre-paid potential customers, showing that Vivo offers plans, rates and promotions that meet their needs.

  The ARPU of R$ 26.4 in the quarter recorded a reduction of 10.2% in relation to 3Q08. When compared to 2Q09, the ARPU grew 0,4%, even considering the growth in the number of accesses of more than 4%. Vivo is acting to stimulate communication among its customers with offers of value-added services and, thus, neutralize the effects of the competitors’ actions and of the multiple offers of SIM Cards, which dilute expenses for the users.

  The Outgoing ARPU in 3Q09 decreased by 6.1% in relation to 3Q08, while the Incoming ARPU decreased by 15.4% in the comparison with the same period of last year, mainly due to the migration from fixed-mobile traffic to mobile-mobile traffic, as well as to the increased penetration of the mobile telephone service in Brazil. It must be pointed out that, despite the ARPU drop, the customer base has recorded a sustainable growth, resulting in a positive impact on total revenue.

  The Outgoing ARPU has grown more than the Incoming ARPU, constantly decreasing the dependence on the interconnection traffic revenue.

  Worthy of mention is the data ARPU growth, which increased by 20,8% and by 7,4% in relation to 3Q08 and 2Q09, respectively.

Growth of the outgoing traffic due to the campaigns for stimulating usage
  The Blended MOU in 3Q09 increased by 11.3% in relation to 2Q09, and remained stable in comparison with 3Q08. Worthy of mention is the increase of 15.1%  and of 7.0% of the outgoing MOU in the comparison with 2Q09 and 3Q08, respectively. The growth in the Blended MOU in the quarter is a result of the campaigns for stimulating usage, with a growth in the number of minutes due to the beginning of the Recharge and Win campaign in September.
  The total traffic recorded a 16.1% growth in 3Q09, both in relation to 3Q08 and 2Q09, with emphasis to the 25.6% and 21.9% increase, respectively, in the outgoing traffic. Worthy of mention is the mobile-mobile on net outgoing traffic, which recorded a positive variation of 35.5% in relation to 3Q08. A growth of 26.1% was recorded in relation to 2Q09.

NET OPERATING REVENUES - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accum
R$ million	3 Q 09	2 Q 09	Δ%	3 Q 08	Δ%	2009	2008	Δ%
Access and Usage	1,709.6	1,679.1	1.8%	1,653.9	3.4%	5,056.7	4,689.8	7.8%
Network usage	1,531.5	1,462.9	4.7%	1,568.6	-2.4%	4,512.8	4,477.2	0.8%
Data Revenues plus VAS	510.5	457.1	11.7%	364.5	40.1%	1,410.1	1,059.5	33.1%
Other services	37.1	30.9	20.1%	57.0	-34.9%	108.8	154.7	-29.7%
Net service revenues	3,788.7	3,630.0	4.4%	3,644.0	4.0%	11,088.4	10,381.2	6.8%
Net handset revenues	298.8	305.7	-2.3%	434.2	-31.2%	954.9	1,169.6	-18.4%
Net Revenues	4,087.5	3,935.7	3.9%	4,078.2	0.2%	12,043.3	11,550.8	4.3%

                                                                 OPERATING REVENUE

Growth of 4.0% in the net service revenue in 3Q09 in relation to 3Q08. Growth of 40% in data revenues and of 76% in revenues from mobile internet services.

Total net revenue recorded a slight growth of 0.2% over 3Q08. Such stability was due to the growth in the access and usage revenue and in the data revenue and VAS revenue, which largely offset the reduction in the revenue from sales of handsets. In relation to 2Q09, the total net revenue grew 3.9%, with growth in almost all its components, exception for sales of handsets, which recorded a lower revenue because, in the expansion of the customer base, the acquisition of customers only with SIM Cards was more intense.

"Access and usage revenue" recorded an increase of 3.4% over 3Q08, mainly due to the increase in the customer base and to the campaigns to incentivize the usage. When compared to 2Q09, it increased by 1.8%, a reflex of the positive growth in the outgoing traffic.

Data revenue plus VAS grew 40.1% and 11.7% over 3Q08 and 2Q09, respectively, representing 13.5% of the Net Service Revenue. The main factors which contributed to this were: increase in the Vivo Internet service customer base, represented both by sales of Internet access modems and Smartphone, Blackberry and iPhone terminals with the corresponding data plans; continuous growth in the consumption of interactivity services via SMS; and launching of the Torpedo Premiado (Prize-winning SMS) campaign, on August 29, 2009.

Worthy of mention is the great increase in Mobile Internet revenues of 24% over 2Q09 and 76% over 3Q08, representing more than 46% of the data and VAS revenue, nearly the same share as the SMS and MMS revenues, which have grown 31% and 5% in relation to 3Q08 and 2Q09, respectively.

OPERATING COSTS - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accum
R$ million	3 Q 09	2 Q 09	Δ%	3 Q 08	Δ%	2009	2008	Δ%
Personnel	(205.7)	(214.4)	-4.1%	(194.8)	5.6%	(630.8)	(589.1)	7.1%
Cost of services rendered	(1,113.4)	(1,087.0)	2.4%	(998.9)	11.5%	(3,271.3)	(2,962.8)	10.4%
Leased lines	(75.9)	(76.5)	-0.8%	(64.8)	17.1%	(232.4)	(190.7)	21.9%
Interconnection	(565.2)	(542.7)	4.1%	(571.4)	-1.1%	(1,641.5)	(1,636.6)	0.3%
Rent/Insurance/Condominium fees	(92.8)	(91.2)	1.8%	(72.1)	28.7%	(266.1)	(206.0)	29.2%
Fistel and other taxes and contributions	(214.4)	(212.8)	0.8%	(169.0)	26.9%	(639.3)	(493.0)	29.7%
Third-party services	(160.0)	(155.7)	2.8%	(133.7)	19.7%	(458.9)	(407.6)	12.6%
Others	(5.1)	(8.1)	-37.0%	12.1	n.a.	(33.1)	(28.9)	14.5%
Cost of goods sold	(455.2)	(451.0)	0.9%	(615.0)	-26.0%	(1,519.3)	(1,752.7)	-13.3%
Selling expenses	(854.3)	(899.1)	-5.0%	(814.1)	4.9%	(2,517.6)	(2,458.4)	2.4%
Provision for bad debt	(30.2)	(65.2)	-53.7%	(71.8)	-57.9%	(173.0)	(252.6)	-31.5%
Third-party services	(669.6)	(658.8)	1.6%	(601.4)	11.3%	(1,868.4)	(1,750.9)	6.7%
Customer loyalty and donatios	(105.0)	(117.6)	-10.7%	(103.6)	1.4%	(322.7)	(340.5)	-5.2%
Others	(49.5)	(57.5)	-13.9%	(37.3)	32.7%	(153.5)	(114.4)	34.2%
General & administrative expenses	(151.2)	(136.7)	10.6%	(160.6)	-5.9%	(449.8)	(524.4)	-14.2%
Third-party services	(122.2)	(117.0)	4.4%	(133.5)	-8.5%	(364.6)	(444.7)	-18.0%
Others	(29.0)	(19.7)	47.2%	(27.1)	7.0%	(85.2)	(79.7)	6.9%
Other operating revenue (expenses)	96.6	50.3	92.0%	29.5	227.5%	151.5	207.8	-27.1%
Operating revenue	196.3	139.7	40.5%	96.5	103.4%	414.9	498.8	-16.8%
Operating expenses	(96.1)	(93.4)	2.9%	(69.7)	37.9%	(287.2)	(316.4)	-9.2%
Other operating revenue (expenses)	(3.6)	4.0	n.a.	2.7	n.a.	23.8	25.4	-6.3%
Total costs before depreciation / amortization	(2,683.2)	(2,737.9)	-2.0%	(2,753.9)	-2.6%	(8,237.3)	(8,079.6)	2.0%
Depreciation and amortization	(797.1)	(821.9)	-3.0%	(766.9)	3.9%	(2,423.9)	(2,224.7)	9.0%
Total operating costs	(3,480.3)	(3,559.8)	-2.2%	(3,520.8)	-1.2%	(10,661.2)	(10,304.3)	3.5%

                                   OPERATING COSTS

Efficiency in control of costs contributes to Profitability increase.

The total operating costs, excluding depreciation and amortization expenses, totaled R$ 2,683.2 million in 3Q09, recording a reduction of 2.6% and of 2.0% in the comparison with 3Q08 and 2Q09, respectively. Such reduction shows the commercial and operational efficiency resulting from the processes improvement, contributing to profitability increase.

Commercial and operational efficiency.

The 11.5% increase in the cost of the services rendered in 3Q09, when compared with 3Q08, is the result of the 26.9% increase in the costs for the Fistel Fee due to the growth of the customer base and the increase in rent, insurance and condominium expenses. It should be pointed out that 3Q08 is positively impacted in R$ 14.1 million referring to the reversal of the provision due to the renegotiation of costs with operators stated in the line of “Other Costs”. In comparison with 2Q09, cost of services recorded a growth of 2.4% related to the increase in interconnection costs and third-party services.

The cost of goods sold recorded a reduction of 26.0% in comparison with 3Q09 and 3Q08, even considering the increase in the customer base between the periods. This is partially due to the increase in sales of SIM Cards. In comparison with 2Q09, there was a slight increase of 0.9%, as a result of higher sales activity.

In the 3Q09, the selling expenses increased by 4.9% in relation to 3Q08. This increase is related to higher expenses with third-party services, such as sales commissions and support, partially offset by the reduction in the provision for doubtful accounts (PDD). When compared to 2Q09 selling expenses reduced by  5,0%, due to decreased PDD expenses and donations, partially offset by an increase in Third-party services, especially commissions and Sales support.

PDD under control.

The Provision for Doubtful Accounts (PDD) in 3Q09 showed a reduction of 57.9% in relation to 3Q08. The amount of R$ 30.2 million, positively affected by  recovering, represents 0.5% of the total gross revenue, 0.7 percentile points down in relation to 3Q08 (1.2%). In comparison with 2Q09, the reduction was of 53.7%, also 0.7 percentile points lower. Vivo has continued with its collection actions and strict credit granting criteria, which have maintained this item under control.

The general and administrative expenses decreased by 5.9% in 3Q09 in relation to 3Q08, mainly due to the decrease in expenses with third-party services, especially technical assistance. In the comparison with 2Q09, there was an increase of 10.6%, reflecting higher expenses with third-party services, especially auditing, legal, data processing and technical services, in addition to plant maintenance, among others.

Other Operating Revenue/Expenses recorded revenue of R$ 96.6 million. The comparison with 3Q08 and 2Q09 presents an increase in the revenue from recovered expenses, especially taxes. In 3Q09 there is a net increase of R$46.3 million related, mainly, to the non recurring recovering of taxes among other effects. Due to the elimination of “Non-operating revenue/expenses” provided for in Law nº 11.941/09, the amount of R$ 7.8 million was reclassified to “Other operating revenue (expenses)” in the 3Q08 Income Statement.

                                  EBITDA

EBITDA records an increase of 6.0% in 3Q09 in relation to 3Q08.

The EBITDA (earnings before interests, taxes, depreciation and amortization) in the 3Q09 was R$ 1,404.3 million, an increase of 6.0% in relation to 3Q08, with an EBITDA Margin of 34.4%. The result recorded in 3Q09 reflects the continued growth in service revenue, combined with efficiency in the control of costs, mainly due to the continuous improvement of the operating processes.

                                  DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 3.9% in relation to 3Q08, due, in part, to the accelerated depreciation of the CDMA technology and to the investments in the period. When compared to 2Q09, it recorded an increase of 3.0%, due to the investments made in the period.

FINANCIAL REVENUES (EXPENSES) - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accum
R$ million	3 Q 09	2 Q 09	Δ%	3 Q 08	Δ%	2009	2008	Δ%
Financial Revenues	45.0	53.7	-16.2%	96.6	-53.4%	186.6	265.1	-29.6%
Other financial revenues	54.7	63.1	-13.3%	96.6	-43.4%	205.7	281.3	-26.9%
(-) Pis/Cofins taxes on financial revenues	(9.7)	(9.4)	3.2%	0.0	n.a.	(19.1)	(16.2)	17.9%
Financial Expenses	(168.3)	(181.0)	-7.0%	(240.2)	-29.9%	(563.1)	(558.3)	0.9%
Other financial expenses	(151.4)	(152.5)	-0.7%	(140.5)	7.8%	(486.7)	(310.9)	56.5%
Gains (Losses) with derivatives transactions	(16.9)	(28.5)	-40.7%	(99.7)	-83.0%	(76.4)	(247.4)	-69.1%
Exchange rate variation / Monetary variation	32.5	16.9	92.3%	(48.5)	n.a.	26.2	(43.8)	n.a.
Net Financial Income	(90.8)	(110.4)	-17.8%	(192.1)	-52.7%	(350.3)	(337.0)	3.9%

Drop of 53% in net financial expenses in comparison with 3Q08.

Vivo’s net financial expenses decreased by R$ 19.6 million in the comparison of 3Q09 over 2Q09. This decrease is mainly explained by the drop in the financial expenses due to lower net indebtedness (R$ 4,207.0 million in 3Q09 and R$4,692.6 million in 2Q09), combined to the reduction in the effective interest rate in the period (2.15% in 3Q09 and 2.34% in 2Q09)..

When compared to 3Q08, Vivo’s net financial expenses decreased by R$ 101.3 million – mainly due to punctual effects, especially the “Adjustment to Present Value” (AVP) reported in 3Q08 and the drop in the effective interest rate in the period (2.15% in 3Q09 and 3.16% in 3Q08).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations(1)	460.4	1,551.7	5.1	653.3	-	2,670.5
Debentures	1,325.7	-	-	-	-	1,325.7
Commercial Papers	508.9	-	-	-	-	508.9
Resolution 2770	170.8	-	-	94.1	224.1	489.0
Anatel (Financing of 3G Licenses)	162.7	-	-	-	-	162.7
Working Capital	-	-	-	-	-	-
Others	0.1	-	-	0.2	-	0.3
Adjust "Law 11.638/07"	2.9	-	-	8.4	(1.1)	10.2
Total	2,631.5	1,551.7	5.1	756.0	223.0	5,167.3
Exchange rate used		1.974080	0.035043	1.778100	0.019811
Payment Schedule
2009	561.8	88.0	0.7	4.3	196.1	850.9
As from 2009	2,069.7	1,463.7	4.4	751.7	26.9	4,316.4
Total	2,631.5	1,551.7	5.1	756.0	223.0	5,167.3

(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).

NET DEBT - VIVO
	Consolidated
	Sep 30, 09	Jun 30, 09	Sep 30, 08
Short Term	1,645.5	1,819.6	2,388.1
Long Term	3,521.8	4,691.5	3,461.7
Total debt	5,167.3	6,511.1	5,849.8
Cash and cash equivalents	(946.0)	(1,796.1)	(1,971.8)
Derivatives	(14.3)	(22.4)	90.5
Net Debt	4,207.0	4,692.6	3,968.5

(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant, considered as US$ and its wholly-owned subsidiaries.

Release of R$ 178 million from the credit facility granted by the BNDES. Drop of 10.3% in the net debt in relation to 2Q09.

The Company closed September 2009 with a gross debt of R$ 5,167.3 million (R$ 5,849.8 million at September 30, 2008), of which 19.0% is denominated in foreign currency, 100% of which being hedged. The debt recorded in the 3Q09 was offset by cash and financial investments (R$ 946.0 million) and by derivative assets and liabilities (R$ 14.3 million receivable), resulting in a net debt of R$4,207.0 million (R$ 3,968.5 million at September 30, 2008). The last portion of the credit facility granted by the BNDES to the Company was released in this quarter, in the amount of R$ 177.8 million. On July 24, the company carried out the 6th issue of commercial papers, in the amount of R$ 500.0 million, used for settlement of the 4th issue of Commercial Papers, in the amount of R$ 563.8 million (R$ 500.0 million of principal and R$ 63.8 million of interest). Also in 3Q09, due to market conditions, the Company decided to prepay R$ 1,137.3 million, amount equivalent to 88.8% of the financing of the 3G licenses, improving third-party’s capital cost.

In the 3Q09, the gross debt recorded a drop of 20.6% in relation to 2Q09, the main reason for this was the prepayment of the 3G licenses. The debt profile remained almost the same, being 68.2% at long term and 31.8% at short term (in the 2Q09, 72.1% was at long term and 27.9% was at short term). In the comparison of 3Q09 over 2Q09, Vivo’s net debt dropped by R$ 485.6 million, as a result of the strong operating cash generation in the period and a lower debt cost.

The increase in the net debt in 3Q09, when compared to 3Q08 (R$ 4,207.0 million in and R$ 3,968.5 million, respectively) is due to the financing of 3G licenses as from the 4Q08, partially offset by generation of cash in the period.

Net Profit of R$ 340.0 million.

The Net Profit of R$ 340.0 million in the quarter represents an increase of 153.9%  and of 97.2% in relation to 3Q08 and 2Q09, respectively, reflecting the better operational and financial performance. In the year-to-date, the net profit recorded an increase of 72.7% in relation to the same period of the last year, reaching R$635.9 million.

Shareholding Structure and Capital Stock Composition

Summary Shareholding Structure

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on September 30, 2009
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	22,235,503	16.2%	6,189,755	2.3%	28,425,258	7.1%
Brasilcel, N.V.	54,641,459	39.8%	91,087,513	34.6%	145,728,972	36.4%
Sudestecel Participações LTDA	22,547,496	16.4%	1,169,552	0.4%	23,717,048	5.9%
Avista Participações LTDA	2,407,614	1.8%	11,653,452	4.4%	14,061,066	3.5%
TBS Celular Participações LTDA	17,204,638	12.5%	291,449	0.1%	17,496,087	4.4%
Tagilo Participações LTDA	3,015,261	2.2%	5,656,432	2.1%	8,671,693	2.2%
Controlling Shareholder Group	122,051,971	88.9%	116,048,153	44.1%	238,100,124	59.4%
Treasury shares	0	0.0%	1,123,725	0.4%	1,123,725	0.3%
Others shareholders	15,217,217	11.1%	146,272,761	55.5%	161,489,978	40.3%
TOTAL	137,269,188	100.0%	263,444,639	100.0%	400,713,827	100.0%

Corporate Reestructuring.

The managements of Vivo Participações S.A. (“Vivo Part”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, have informed, by a Relevant Fact disclosed on 03/20/2009, that their respective Boards of Directors approved the proposal for a corporate reestructuring aiming at the merger of TC’s shares into TCP and of TCP’s shares into Vivo Part, for conversion of TC into a wholly-owned subsidiary of TCP, and of TCP into a wholly-owned subsidiary of Vivo Part. On July 20, the “Effective Date” was granted by the SEC, which represented the approval for the next stages to be implemented.

At a Extraordinry Meeting held on July 27, 2009, the transaction was approved by the shareholders of the companies. A period of 30 days started being counted as from July 29th, for the withdrawal right to be exercised by dissenting shareholders. The unification of the shares became effective on September 8th, and share fractions resulting from the transaction were sold at the auctions held in BOVESPA on September 24 and 29, being 54,169 common shares and 42,595 preferred shares, representing a net value of R$ 40.95218 per common share and R$ 43.19525 per preferred share, to be paid pro-rata to the shares held by the shareholders and investors prior to the auctions.

Having in consideration that TC became a wholly-owned subsidiary of TCP and that TCP became a wholly-owned subsidiary of Vivo Part, a request for their respective registrations with CVM and BOVESPA to be cancelled was made, which were granted, respectively, on September 16 and October 19. The request for cancellation of the registration of TCP with the NYSE was filed by NYSE itself in “Form 25” on September 28, 2009. Pursuant to the Securities and Exchange Commission’s rules, the cancellation will become effective within 90 days from this date.
More information can be obtained in our Investor Relations website www.vivo.com.br/ri.

Prepayment of the 3G Licenses

On 08/28/2009, Vivo Participações communicated that its controlled company, Vivo S.A., settled, on that date, the amounts due to Anatel for the 3G licenses in the following areas: BA, SE, RJ, MT, MS (except sector 22 of the PGO), RS (except sector 30 of the PGO), AM, AP, PA, MA, RR, AL, CE, PB, PE, PI, and RN, SP (INCLUDE SECTORS 32 and 33 of the PGO), and MS, GO, RS (sectors 22, 25 and 30 of the PGO). The amount paid to the regulatory agency was R$ 902,205,813.06.
On 09/25/2009, Vivo Participações once again communicated to the market that its controlled company, Vivo S.A., settled, on that date, the amount due to Anatel for areas PR and SC, paying to the regulatory agency the amount of R$ 235,127,988.36.
On 10/22/2009, in a new communication, the company informed the settlement of the amount due to Anatel for areas ES, AC, RO, GO, TO and DF. The amount paid to the regulatory agency on that date, of R$ 163,770,561.54, together with the payments effected and notices to the market on 08/28/2009 and 09/25/2009, fully settled all the amounts provided for in the Authorization Instruments for 3rd generation frequencies signed on April 29, 2008.

                                 Subsequent Events

Issuance of Debentures Dissenting Shareholders

On October 22, the “Notice of Beginning” was published with respect to the 4th Issue of Debentures of Vivo Participações in the amount of R$ 810 million. The issue was approved pursuant to resolutions of the Meeting of the Board of Directors held: (i) on September 04, 2009, the minutes of which was published in “Valor Econômico”, national edition, and in the “State of São Paulo Official Gazette” on September 18, 2009; (ii) on October 08, 2009, the minutes of which were published in “Valor Econômico”, national edition, and in the “State of São Paulo Official Gazette”, on October 21, 2009; and (iii) on October 14, 2009, in order to ratify the total volume of the Offer, the final remuneration of the Debentures and the number of Debentures allocated to each of the series, the minutes of which shall be filed with the JUCESP and published in “Valor Econômico”, national edition, and in the State of São Paulo Official Gazette. The proceeds obtained from the issue of the Offer shall be used for: a) full repayment of the principal amount of the debt represented by the sixth (6th) issue of commercial promissory notes of the Issuer, in the total amount of five hundred million reais (R$ 500,000,000.00) as well as any and all interest estimated at the approximate value of fifteen million reais (R$ 15,000,000.00); and (b) supplementation of the working capital of the Issuer.

The nominal unit value of the Debentures was one thousand reais (R$ 1,000.00) and the Issue was carried out in three series. The amount of Debentures allocated to each of the series was decided in mutual agreement between the Issuer and the Lead Arranger, after the conclusion of the Bookbuilding Procedure.

The Issue was registered under nºs CVM/SRE/DEB/2009/018 (1st Series), CVM/SRE/DEB/2009/019 (2nd Series) and CVM/SRE/DEB/2009/020(3rd Series), on October 20, 2009.

In a RCA (Board of Directors’ Meeting”) held on 10/08/2009, re-placement in the free float was approved, and at the auction held by BM&FBovespa on October 13, 2009 the 374 common shares and 741 preferred shares of Vivo Part resulting from the reimbursement to the dissenting shareholders in the corporate reorganization approved at the Special Shareholders’ Meetings held on 07/27/2009 were fully re-place in the free float, at the net average price per share of R$ 48.56, in the total net amount of R$ 54,142.29.

Further information may be obtained from the Investor Relations’ website: www.vivo.com.br/ri

CONSOLIDATED INCOME STATEMENTS - VIVO PARTICIPAÇÕES S.A.
	Consolidated	Consolidated		Consolidated		Consolidated	Combined
						Accum
R$ million	3 Q 09	2 Q 09	Δ%	3 Q 08	Δ%	2009	2008	Δ%
Gross Revenues	5,679.6	5,489.5	3.5%	5,750.6	-1.2%	16,763.1	16,208.8	3.4%
Gross service revenues	5,026.5	4,825.3	4.2%	4,898.5	2.6%	14,707.4	13,869.6	6.0%
Deductions – Taxes and others	(1,237.8)	(1,195.3)	3.6%	(1,254.5)	-1.3%	(3,619.0)	(3,488.4)	3.7%
Gross handset revenues	653.1	664.2	-1.7%	852.1	-23.4%	2,055.7	2,339.2	-12.1%
Deductions – Taxes and others	(354.3)	(358.5)	-1.2%	(417.9)	-15.2%	(1,100.8)	(1,169.6)	-5.9%

Net Revenues	4,087.5	3,935.7	3.9%	4,078.2	0.2%	12,043.3	11,550.8	4.3%
Net service revenues	3,788.7	3,630.0	4.4%	3,644.0	4.0%	11,088.4	10,381.2	6.8%
Access and Usage	1,709.6	1,679.1	1.8%	1,653.9	3.4%	5,056.7	4,689.8	7.8%
Network usage	1,531.5	1,462.9	4.7%	1,568.6	-2.4%	4,512.8	4,477.2	0.8%
Data Revenues plus VAS	510.5	457.1	11.7%	364.5	40.1%	1,410.1	1,059.5	33.1%
Other services	37.1	30.9	20.1%	57.0	-34.9%	108.8	154.7	-29.7%
Net handset revenues	298.8	305.7	-2.3%	434.2	-31.2%	954.9	1,169.6	-18.4%

Operating Costs	(2,683.2)	(2,737.9)	-2.0%	(2,753.9)	-2.6%	(8,237.3)	(8,079.6)	2.0%
Personnel	(205.7)	(214.4)	-4.1%	(194.8)	5.6%	(630.8)	(589.1)	7.1%
Cost of services rendered	(1,113.4)	(1,087.0)	2.4%	(998.9)	11.5%	(3,271.3)	(2,962.8)	10.4%
Leased lines	(75.9)	(76.5)	-0.8%	(64.8)	17.1%	(232.4)	(190.7)	21.9%
Interconnection	(565.2)	(542.7)	4.1%	(571.4)	-1.1%	(1,641.5)	(1,636.6)	0.3%
Rent/Insurance/Condominium fees	(92.8)	(91.2)	1.8%	(72.1)	28.7%	(266.1)	(206.0)	29.2%
Fistel and other taxes and contributions	(214.4)	(212.8)	0.8%	(169.0)	26.9%	(639.3)	(493.0)	29.7%
Third-party services	(160.0)	(155.7)	2.8%	(133.7)	19.7%	(458.9)	(407.6)	12.6%
Others	(5.1)	(8.1)	-37.0%	12.1	n.a.	(33.1)	(28.9)	14.5%
Cost of handsets	(455.2)	(451.0)	0.9%	(615.0)	-26.0%	(1,519.3)	(1,752.7)	-13.3%
Selling expenses	(854.3)	(899.1)	-5.0%	(814.1)	4.9%	(2,517.6)	(2,458.4)	2.4%
Provision for bad debt	(30.2)	(65.2)	-53.7%	(71.8)	-57.9%	(173.0)	(252.6)	-31.5%
Third-party services	(669.6)	(658.8)	1.6%	(601.4)	11.3%	(1,868.4)	(1,750.9)	6.7%
Costumer loyalty and donations	(105.0)	(117.6)	-10.7%	(103.6)	1.4%	(322.7)	(340.5)	-5.2%
Others	(49.5)	(57.5)	-13.9%	(37.3)	32.7%	(153.5)	(114.4)	34.2%
General & administrative expenses	(151.2)	(136.7)	10.6%	(160.6)	-5.9%	(449.8)	(524.4)	-14.2%
Third-party services	(122.2)	(117.0)	4.4%	(133.5)	-8.5%	(364.6)	(444.7)	-18.0%
Others	(29.0)	(19.7)	47.2%	(27.1)	7.0%	(85.2)	(79.7)	6.9%
Other operating revenue (expenses)	96.6	50.3	92.0%	29.5	227.5%	151.5	207.8	-27.1%
Operating revenue	196.3	139.7	40.5%	96.5	103.4%	414.9	498.8	-16.8%
Operating expenses	(96.1)	(93.4)	2.9%	(69.7)	37.9%	(287.2)	(316.4)	-9.2%
Other operating revenue (expenses)	(3.6)	4.0	n.a.	2.7	n.a.	23.8	25.4	-6.3%

EBITDA	1,404.3	1,197.8	17.2%	1,324.3	6.0%	3,806.0	3,471.2	9.6%
Margin %	34.4%	30.4%	4.0 p.p.	32.5%	1.9 p.p.	31.6%	30.1%	1.5 p.p.

Depreciation and Amortization	(797.1)	(821.9)	-3.0%	(766.9)	3.9%	(2,423.9)	(2,224.7)	9.0%

EBIT	607.2	375.9	61.5%	557.4	8.9%	1,382.1	1,246.5	10.9%

Net Financial Income	(90.8)	(110.4)	-17.8%	(192.1)	-52.7%	(350.3)	(337.0)	3.9%
Financial Revenues	45.0	53.7	-16.2%	96.6	-53.4%	186.6	265.1	-29.6%
Other financial revenues	54.7	63.1	-13.3%	96.6	-43.4%	205.7	281.3	-26.9%
(-) Pis/Cofins taxes on financial revenues	(9.7)	(9.4)	3.2%	0.0	n.a.	(19.1)	(16.2)	17.9%
Financial Expenses	(168.3)	(181.0)	-7.0%	(240.2)	-29.9%	(563.1)	(558.3)	0.9%
Other financial expenses	(151.4)	(152.5)	-0.7%	(140.5)	7.8%	(486.7)	(310.9)	56.5%
Gains (Losses) with derivatives transactions	(16.9)	(28.5)	-40.7%	(99.7)	-83.0%	(76.4)	(247.4)	-69.1%
Exchange rate variation / Monetary variation	32.5	16.9	92.3%	(48.5)	n.a.	26.2	(43.8)	n.a.
Taxes	(176.4)	(80.1)	120.2%	(210.4)	-16.2%	(370.3)	(503.0)	-26.4%
Minority Interest	0.0	(13.0)	n.a.	(21.0)	-100.0%	(25.6)	(38.3)	-33.2%

Net Income	340.0	172.4	97.2%	133.9	153.9%	635.9	368.2	72.7%

CONSOLIDATED BALANCE SHEET - VIVO
R$ million	Consolidated	Consolidated
ASSETS	Sep 30. 09	Jun 30. 09	Δ%

Current Assets	6,531.0	7,349.9	-11.1%
Cash and equivalents cash	857.4	1,708.8	-49.8%
Temporary cash investments (collateral)	38.1	37.8	0.8%
Net accounts receivable	2,533.2	2,335.4	8.5%
Inventory	488.7	421.0	16.1%
Deferred and recoverable taxes	2,062.7	2,066.2	-0.2%
Derivatives transactions	18.4	42.5	-56.7%
Prepaid Expenses	386.5	571.2	-32.3%
Other current assets	146.0	167.0	-12.6%

Non- Current Assets	15,465.9	14,405.3	7.4%
Long Term Assets:
Temporary cash investments (as collateral)	50.4	49.5	1.8%
Deferred and recoverable taxes	2,899.4	2,829.9	2.5%
Derivatives transactions	149.2	168.5	-11.5%
Prepaid Expenses	57.9	55.3	4.7%
Other long term assets	101.8	102.7	-0.9%
Investment	0.1	0.1	0.0%
Plant, property and equipment	6,574.8	6,810.7	-3.5%
Net intangible assets	5,597.4	4,349.5	28.7%
Deferred assets	34.9	39.1	-10.7%

Total Assets	21,996.9	21,755.2	1.1%

LIABILITIES

Current Liabilities	6,940.5	7,132.2	-2.7%
Personnel, tax and benefits	174.9	155.7	12.3%
Suppliers and Consignment	2,918.5	3,055.0	-4.5%
Taxes, fees and contributions	876.9	777.4	12.8%
Loans and financing	869.8	1,022.1	-14.9%
Debentures	775.7	797.5	-2.7%
Interest on own capital and dividends	423.4	423.5	0.0%
Contingencies provision	79.0	91.6	-13.8%
Derivatives transactions	36.3	72.2	-49.7%
Other current liabilities	786.0	737.2	6.6%

Non-Current Liabilities	4,273.2	5,435.2	-21.4%
Long Term Liabilities:
Taxes, fees and contributions	313.6	306.3	2.4%
Loans and financing	2,462.9	3,633.1	-32.2%
Debentures	1,058.9	1,058.4	0.0%
Contingencies provision	98.5	101.3	-2.8%
Derivatives transactions	116.9	116.4	0.4%
Other long term liabilities	222.4	219.7	1.2%

Minority interest	0.0	624.4	-100.0%

Shareholder's Equity	10,783.2	8,563.4	25.9%

Total Liabilities and Shareholder's Equity	21,996.9	21,755.2	1.1%

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED/COMBINED)
In million of R$	Consolidated			Consolidated	Combined
CASH FLOW GENERATED FROM OPERATING ACTIVITIES	3Q 09	2Q 09	3Q 08	Accum 2009	Accum 2008
Net profit for the period	340.0	172.4	133.9	635.9	368.2

Adjustments for reconciliation of the net profit (loss) of the period with funds generated from operating activities
Minority interest	-	13.0	21.0	25.6	38.3
Depreciation and amortization	797.1	821.9	766.9	2,423.9	2,224.7
Residual cost of written-off fixed assets	1.1	-	(7.8)	1.5	30.3
Provisions (reversals) for inventory losses	(10.1)	(13.9)	(2.5)	(16.3)	(17.5)
Inventory written-off items	1.8	0.3	0.4	2.2	1.6
Provisions (reversals) for disposal of assets	5.8	10.2	10.5	20.7	38.2
Provisions (reversals) for suppliers	46.4	(16.3)	(33.0)	(19.1)	(208.3)
Losses in forward and swap contracts	37.5	257.9	(231.8)	400.8	42.5
Provisions (reversals) for taxes and contributions	4.8	2.4	18.7	68.6	(159.9)
Monetary and exchange variation in loans, financing and debentures	(20.7)	(222.9)	280.7	(301.4)	97.5
Other monetary and exchange variations	(0.7)	(7.8)	9.1	(6.7)	8.5
Provisions for doubtful accounts	30.2	65.2	71.8	173.0	252.6
Provisions (reversals) for contingencies	31.5	34.1	15.4	101.3	100.5
Provisions (reversals) for customer retention program	(40.7)	(8.2)	8.0	(52.1)	20.3
Deferred income tax	52.9	42.5	112.4	147.5	297.3
Adhesion to ICMS convention agreement	-	-	-	-	(251.6)
Post-employment benefit plans	0.6	0.6	0.3	1.8	0.8

Increase in operating assets
Accounts receivable	(227.9)	(19.0)	(173.9)	(127.7)	(246.8)
Inventory	(59.3)	75.3	(137.1)	304.1	(279.3)
Deferred and recoverable taxes	(128.9)	(165.5)	(80.1)	(80.4)	(156.4)
Other current and non-current assets	202.8	174.0	126.4	74.1	(127.6)

Reduction in operating liabilities:
Labor, payroll charges and pension benefits	19.3	23.8	34.1	(10.5)	(13.3)
Suppliers and accounts payable	(183.0)	159.0	415.4	(788.7)	203.2
Interst on loans, financing and debentures	131.9	147.8	137.6	464.8	321.3
Taxes, duties and contributions	101.0	130.0	112.8	65.9	579.5
Provisions for contingencies	(46.3)	(43.1)	(56.0)	(116.7)	(116.6)
Other current and non-current liabilities	84.1	(17.7)	4.1	14.6	965.2

Cash generated from operating activities	1,171.2	1,616.0	1,557.3	3,406.7	4,013.2

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Additions to property, plant & equipment and intangible assets	(548.7)	(606.8)	(853.7)	(1,693.5)	(2,672.0)
Additions to deferred assets	-	-	(14.7)	(3.3)	(23.8)
Additions to investments	(2.9)	-	(911.9)	(2.9)	(2,678.9)
Proceeds from disposal of property, plant & equipment	0.7	1.6	6.8	2.8	12.6
Cash used in investment activities	(550.9)	(605.2)	(1,773.5)	(1,696.9)	(5,362.1)

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Funding from loans, financing and debentures	677.8	124.6	500.0	1,012.4	2,345.3
Repayment of loans, financing and debentures	(1,757.9)	(1,076.6)	(667.8)	(3,385.1)	(1,158.3)
Payments of interest on loans, financing and debentures	(375.1)	(174.8)	(120.7)	(626.5)	(295.4)
Receipts (payments) for forward contracts and swaps	(19.5)	87.9	(121.3)	75.7	(499.2)
Receipts for stock replacement - share fractions	3.3	-	-	3.3	-
Proceeds from capital increase of minority interest	-	-	-	8.8	-
Payments of dividends and interest on own capital	(0.1)	(0.2)	-	(123.0)	(49.2)
Payments for stock grouping	(0.2)	(0.2)	(0.3)	(0.9)	(2.2)
Cash used in financing activities	(1,471.7)	(1,039.3)	(410.1)	(3,035.3)	341.0

CASH INCREASE	(851.4)	(28.5)	(626.3)	(1,325.5)	(1,007.9)

CASH
Initial balance	1,708.8	1,737.3	2,540.0	2,182.9	2,921.6
Final balance	857.4	1,708.8	1,913.7	857.4	1,913.7
	(851.4)	(28.5)	(626.3)	(1,325.5)	(1,007.9)

CONFERENCE CALL – 3Q09

In Portuguese

Date: November 05, 2009 (Thursday)
Time: 9:00 a.m. (Brasília time) and 06:00 a.m. (New York time)
Telephone number: (55 11) 2101-4848
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available until November 13, 2009 at telephone number (55 11) 2101-4848 - code: Vivo or in our website.

In English

Date: November 05, 2009 (Thursday)
Time: 11:30 a.m. (Brasília time) and 08:30 a.m. (New York time)
Telephone number: (+1 412) 858-4600
Conference Call Code: Vivo
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available until November 13, 2009 at telephone number (+1 412) 317-0088 - code: 435146# or in our website.

VIVO – Investor Relations

Cristiane Barretto Sales Carlos Raimar Schoeninger Janaina São Felicio

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172 e-mail: ir@vivo.com.br Information available in our website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts  = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted for the same primary area code.
VC3 – Communication values for Calls outside the primary area code.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts over revenue and interconnection cost, which ceased to be charged as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.